Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

March 24, 2023

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 10625
FT Strategic Fixed Income ETF Portfolio, Series 9
(the “Trust”)
CIK No. 1957595 File No. 333-269827

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Portfolio

1.The Staff notes the disclosure states, “The Trust’s portfolio may include both actively managed ETFs and ETFs that track an index.” If this statement is true for other reviewed trusts, please add.

Response:The Trust confirms the above-referenced disclosure will be added to other reviewed trusts if the statement is applicable and accurate for such trust.

2.The Staff notes that other trusts have more disclosure related to the portfolio selection strategy. Please revise if applicable.

Response:In accordance with the Staff’s comment, the disclosure has been revised to add the following:

“Additionally, the following factors are not specifically weighted, but rather are considered in combination with the above factors to construct an overall view for each fixed income asset type that aids in determining ETF allocations for the Trust’s portfolio.

•	Interest Rate Outlook/Duration. The duration of a bond is a measure of its price sensitivity to interest rate movements based on the bond’s weighted average term to maturity. In general, duration represents the expected percentage change in the value of a security for an immediate 1% change in interest rates. For example, the price of a security with a three-year duration would be expected to drop by approximately 3% in response to a 1% increase in interest rates. The duration of the portfolio as of the Initial Date of Deposit is approximately 4.5 years.
•	Asset Type Valuation. Asset type valuation is a determination of the attractiveness of a fixed income asset type on the basis of valuation. The relative value offered by different fixed income assets are then evaluated by analyzing spread (yield of one fixed income asset type to the yield of another fixed income asset type), credit fundamentals (metrics impacting overall credit risk for a fixed income asset type, including rate of default and trends in earnings), credit quality (there is no specified limit of high yield securities as a percent of Trust assets) and supply and demand trends across the fixed income asset types (including new issue supply and maturity of the underlying securities). The Trust has no criteria relating to maturity.
•	Asset Type Fundamentals. Asset type fundamentals are metrics that impact a particular fixed income asset type, such as underlying leverage of issuers, default rates of issuers (prioritizing ETFs that hold securities with lower rates of default), earnings and debt levels of issuers and interest coverage of issuers. The fundamentals are closely monitored and evaluated for trends to determine if risk is improving or deteriorating in the asset type.”

In addition, the last sentence of the first paragraph of the “Portfolio Selection Process” has been deleted.

Risk Factors

3.If the underlying ETFs invest in bonds that reference LIBOR, please add risk disclosure.

Response:In accordance with the Staff’s comment, if the Trust’s final portfolio has exposure to ETFs that invest in bonds that reference LIBOR, appropriate disclosure will be added to the Trust’s prospectus.

4.The Staff notes that the Trust invests in funds that invest in convertible securities. If those funds invest or expect to invest in contingent convertible securities (“CoCos”), the Trust should consider what, if any, disclosure is appropriate. The type and location of disclosure will depend on, among other things, the extent to which the funds invest in CoCos, and the characteristics of the CoCos, (e.g., the credit quality, the conversion triggers). If CoCos are or will be a principal type of investment, the Trust should provide a description of them and should provide appropriate risk disclosure. In addition, please supplementally inform us whether the funds intend to invest or currently invests in CoCos and the amount the funds currently invests in CoCos.

Response:The Trust notes that based on the prior series of the trust (FT 10453, file no. 333-268411), the Trust does not anticipate investing in funds that have exposure to CoCos. However, if the Trust’s final portfolio has exposure to funds that invest in CoCos, appropriate disclosure will be added to the Trust’s prospectus.

5.If the Funds held by the Trust invest in subprime residential mortgage loans, please add relevant risk disclosure.

Response:In accordance with the Staff’s comment, if the Trust’s final portfolio has exposure to funds that invest in subprime residential mortgage loans, appropriate disclosure will be added to the Trust’s prospectus.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon